SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 December 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT INDEX

1.0 Transaction in Own Shares released on 1 December 2004
1.1 Transaction in Own Shares released on 2 December 2004
1.2 Transaction in Own Shares released on 3 December 2004
1.3 Transaction in Own Shares released on 6 December 2004
1.4 Transaction in Own Shares released on 7 December 2004
1.5 Director Shareholding released on 7 December 2004
1.6 Transaction in Own Shares released on 8 December 2004
1.7 Transaction in Own Shares released on 9 December 2004
1.8 Director Shareholding released on 9 December 2004
1.9 Transaction in Own Shares released on 10 December 2004
2.0 Director Shareholding released on 10 December 2004
2.1 Additional Listing released on 10 December 2004
2.2 Director Shareholding released on 10 December 2004
2.3 Transaction in Own Shares released on 13 December 2004
2.4 Transaction in Own Shares released on 14 December 2004
2.5 Director Shareholding released on 15 December 2004
2.6 Director Shareholding released on 16 December 2004
2.7 Transaction in Own Shares released on 21 December 2004
2.8 Transaction in Own Shares released on 23 December 2004
2.9 Transaction in Own Shares released on 23 December 2004
3.0 Director Shareholding released on 23 December 2004




EXHIBIT 1.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 December 2004

BP p.l.c. announces that on 30 November 2004, it purchased for cancellation 3,900,000 ordinary shares at prices between 533.50 pence and 541.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 December 2004

BP p.l.c. announces that on 1 December 2004, it purchased for cancellation 6,261,000 ordinary shares at prices between 534.0 pence and 536.0 pence per share and between 1013.8 US cents and 1030.8 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.2


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  3 December 2004

BP p.l.c. announces that on 02 December 2004, it purchased for cancellation 7,000,000 ordinary shares at prices between 514.50 pence and 522.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.3


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 December 2004

BP p.l.c. announces that on 3 December 2004, it purchased for cancellation 6,000,000 ordinary shares at prices between 509.50 pence and 515.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.4


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 December 2004

BP p.l.c. announces that on 6 December 2004, it purchased for cancellation 4,000,000 ordinary shares at prices between 512.50 pence and 515.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.5


We were advised today by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 6 December 2004 @ GBP5.139231 per share, through the BP Dividend Reinvestment Plan:-

Sir Robin Nicholson                   30 shares
Dr. A.B. Hayward                    1066 shares
Mr. J.A. Manzoni                    1025 shares

EXHIBIT 1.6


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 December 2004

BP p.l.c. announces that on 7 December 2004, it purchased for cancellation 3,000,000 ordinary shares at prices between 515.00 pence and 518.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.7


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 December 2004

BP p.l.c. announces that on 8 December 2004, it purchased for cancellation 5,000,000 ordinary shares at prices between 502.00 pence and 510.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.8



We were today advised by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares shown opposite their names on 6 December 2004 @ GBP5.13 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-

Dr. A.B. Hayward                    23 shares
Mr. J.A. Manzoni                    20 shares
Mr. I. C. Conn                      23 shares

EXHIBIT 1.9



BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 December 2004

BP p.l.c. announces that on 9 December 2004, it purchased for cancellation 3,000,000 ordinary shares at prices between 508.00 pence and 512.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.0



We were advised yesterday by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 6 December 2004 @ GBP5.139231 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-

Dr. A.B. Hayward                    426 shares

Mr. J.A. Manzoni                    426 shares

EXHIBIT 2.1



                           BP p.l.c. ("the Company")
                          ---------------------------

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 50,000,000 Ordinary shares of US$0.25 ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 14 December 2004 and that dealings will commence 15 December 2004.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme:

Scheme                                                    Shares
EXECUTIVE SHARE OPTION SCHEMES                            50,000,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

EXHIBIT 2.2


We were advised yesterday 9 December 2004 by Mr C F Knight, Non-Executive Director of BP p.l.c., that he sold 12,108 ADSs (ISIN number US0556221044), equivalent to 72,648 Ordinary shares yesterday at US$59 per ADS.

EXHIBIT 2.3



BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 December 2004

BP p.l.c. announces that on 10 December 2004, it purchased for cancellation 4,000,000 ordinary shares at prices between 510.50 pence and 513.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.4



BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 December 2004

BP p.l.c. announces that on 13 December 2004, it purchased for cancellation 3,690,000 ordinary shares at prices between 505.90 pence and 507.86 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.5



We were advised on 15 December 2004 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 12 December 2004 @ $59.9087 per ADS under the Company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr        46.3741 ADSs
                          (equivalent to approximately 278 Ordinary shares)

Mr. C.F. Knight           116.0007 ADSs
                          (equivalent to approximately 696 Ordinary shares)

Mr. I.C. Conn             44.2825 ADSs
                          (equivalent to approximately 266 Ordinary Shares)

EXHIBIT 2.6



We were advised yesterday 15 December 2004 by Computershare Plan Managers that on 10 December 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP5.085 per share through participation in the BP ShareMatch UK Plan:-

Mr. I.C. Conn                          68 shares
Dr. A.B. Hayward                       68 shares
Mr. J.A. Manzoni                       71 shares

EXHIBIT 2.7



BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 December 2004

BP p.l.c. announces that on 20 December 2004, it purchased for cancellation 2,540,000 ordinary shares at prices between 503.50 pence and 506.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.8



BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 December 2004

BP p.l.c. announces that on 22 December 2004, it purchased for cancellation 2,540,000 ordinary shares at prices between 508.50 pence and 516.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.      Tel : 020 7496 4717

EXHIBIT 2.9



BP close period share repurchase programme

BP plc announces that it has commenced an irrevocable, non-discretionary programme to purchase shares on its own behalf, for cancellation, during its close period which commences on 1st January 2005 and ends on 7th February 2005.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 15 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no unpublished price sensitive information.

Further enquiries:
BP Press Office: +44 (0)20 7496 4076

EXHIBIT 3.0



We were advised yesterday by Dr D C Allen, Director of BP p.l.c., that he received an interest in 91 BP Ordinary shares on 5 November 2004 @ GBP5.29 per share, through a long service award.



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  31 December 2004                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary